  Exhibit 99.1

High Tide Marks Major Milestone with Opening of 200th Canna Cabana Location in Alberta

CALGARY, AB, May 29, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 2020 Sherwood Drive in Sherwood Park, Alberta, will begin selling recreational cannabis products and consumption accessories for adult use on June 3, 2025. This opening brings High Tide's total store count to 200 Canna Cabana locations across Canada and 87 in the province of Alberta.

High Tide Inc., May 29, 2025 (CNW Group/High Tide Inc.)

The Company's second location in Sherwood Park is strategically positioned within Sherwood Park Mall in the central area of the community. The mall serves as a key retail hub featuring a diverse mix of prominent co-tenants such as a movie theatre, national grocery chains, a liquor store, and several other established retailers contributing to steady and substantial foot traffic. This new location will draw customers from the immediate and broader Sherwood Park area, which has a population exceeding 75,000.

"Our very first Cabana opened its doors in Calgary in October 2018, and six years later, I'm proud to say we're still growing in our home province as we celebrate the opening of our 200th store in Sherwood Park, Alberta," said Raj Grover, Founder and Chief Executive Officer of High Tide. "This milestone is a testament to our disciplined and strategic approach to growth, which prioritizes quality over quantity. By focusing on high-traffic, high-potential locations and passing on countless subpar deals, we've avoided the wave of store closures affecting others in the sector and continued to deliver real, sustainable value to our shareholders."

"Over the last two years, our growth has been primarily funded by our own cash flow, with the majority of it driven organically. That is something incredibly rare in cannabis retail. We've built what we believe is the best model in the industry, backed by over 1.8 million loyal Cabana Club members who continue to validate our vision."

"None of this would be possible without the relentless dedication of our incredible team, the support of our resourceful and engaged board, and above all, the continued trust of our loyal customers. I want to express my sincere gratitude to each of them for believing in our vision and helping bring it to life. With a clear growth trajectory ahead, I'm confident that High Tide will surpass 300 stores in Canada—and we'll achieve that the same way we always have: responsibly, strategically, and with our eyes firmly on long-term value creation," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 200 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, the level of competition in the area, and our commitment to opening the number of future stores on the timeline indicated herein. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

1 As reported by ATB Capital Markets based on store counts as of February 6, 2025

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 29-MAY-25